SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, pursuant to paragraph 6 of article 21-A of Instruction 481 of December 17, 2009 of the Brazilian Securities and Exchange Commission, as amended by CVM Instruction 622 of April 17, 2020 (“CVM Instruction 481”), on this date, it has resubmitted its Management Proposal and the remote voting form referring to the Company’s Annual Shareholders' Meeting, to be held on April 28, 2022, at 11 a.m., as the Company received a request for the replacement of a candidate for the position of alternate member of the Fiscal Council from its controlling shareholder on March 28, 2022.

The Company clarifies that the following documents have been changed:

(i)	Management Proposal: (a) Item A.VI. To elect the members of the Fiscal Council for a term of office until the 2023 Annual Shareholders' Meeting: and (b) Items 12.5/6 and 12.9 of Appendix C.

(ii)	Remote Voting Form: (a) candidates for the position of alternate member of the Fiscal Council; (b) inclusion of an item questioning whether the shareholder wishes to adopt the multiple voting process; and (c) inclusion of an item questioning whether the shareholder wishes to request a separate election for one of the members of the Board of Directors.

The votes already cast regarding the changed resolutions will be considered invalid, pursuant to paragraph 6, II, of article 21-A of CVM Instruction 481.

To avoid conflicts with previous voting instructions, shareholders are advised to forward any new voting instructions to the same service provider already engaged within the scope of this meeting.

São Paulo, April 01, 2022.

Osvaldo Garcia
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 1, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.